

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

> **Re: Remark Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 29, 2021**
> **File No. 333-260615**

Dear Mr. Tao:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed on October 29, 2021

Cover Page

1. We note your disclosure throughout your filing that the company controls and receives economic benefits of the VIE's business operations through VIE agreements, and that those agreements are designed to provide company's indirect subsidiaries in China with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE or been used to replicate foreign investment. Your

disclosure should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and clarify that for accounting purposes you are the primary beneficiary and your agreements provide the power to direct the activities of the VIE. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Prospectus Summary , page 5

2.   We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

3.   We note that the activity of the VIE is reflected in the line item titled "investments in unconsolidated affiliate" in the parent's financial statements. Please provide a roll-forward of the investment in subsidiaries and VIEs line item.

Risk Factors
Risks Related to our Common Stock, page 21

4.   We note your disclosure that you have a "significant equity investment" in Sharecare, Inc. Based on your Form 10-K FYE 12/31/2020, we note that you had an equity stake of 4.4% in Sharecare at December 31, 2020. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Friedman